UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number: 001-12227

The Shaw Group Inc. 401(k) Plan

(Full Title of the Plan)

The Shaw Group Inc.

(Name of Issuer)

4171 Essen Lane
Baton Rouge, Louisiana 70809

(Address of Principal Executive Office)

THE SHAW GROUP INC. 401(K) PLAN

DECEMBER 31, 2004 AND 2003

BATON ROUGE, LOUISIANA

Report of Independent Registered Public Accounting Firm

The Plan Administrator
The Shaw Group Inc. 401(k) Plan
Baton Rouge, Louisiana

We have audited the accompanying statements of net assets available for benefits of The Shaw Group Inc. 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Shaw Group Inc. 401(k) Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with United States generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 and schedule of non-exempt transactions for the year ended December 31, 2004, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Baton Rouge, Louisiana
June 23, 2005

THE SHAW GROUP INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Investments, at Fair Value:
Common Collective Trust Funds	$83,323,963	$45,252,235
Mutual Funds	170,846,613	95,828,387
Common Stock of the Plan Sponsor	19,808,781	12,501,646
Loans to Participants	5,414,473	1,311,670

Total Investments	279,393,830	154,893,938

Receivables:
Participants’ Contributions	1,676,999	309,532
Employer Contributions	572,691	111,427

Total Receivables	2,249,690	420,959

Net Assets Available for Benefits	$281,643,520	$155,314,897

The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Additions to Net Assets Attributed to:
Investment Income:
Interest and Dividends	$6,070,982	$2,041,691

Contributions:
Participants	45,165,895	36,332,448
Employer	13,402,195	11,453,043
Rollovers	65,548,883	5,338,840

	124,116,973	53,124,331

Net Appreciation in Fair Value:
Common Collective Trust Funds	2,967,649	2,508,904
Mutual Funds	10,735,886	16,836,409
Common Stock of the Plan Sponsor	4,996,049	—

	18,699,584	19,345,313

Transfers to the Plan	1,768,335	—

Total Additions	150,655,874	74,511,335

Deductions from Net Assets Attributed to:
Benefit Payments	20,265,628	12,780,783
Administrative Expenses	415,441	217,202

	20,681,069	12,997,985

Net Depreciation in Fair Value:
Common Stock of the Plan Sponsor	—	807,316

	—	807,316

Transfers from the Plan	3,646,182	—

Total Deductions	24,327,251	13,805,301

Net Increase	126,328,623	60,706,034

Net Assets Available for Benefits at Beginning of Year	155,314,897	94,608,863

Net Assets Available for Benefits at End of Year	$281,643,520	$155,314,897

The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

Note 1 - Description of Plan -

The following description of The Shaw Group Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description, which is available from The Shaw Group Inc. (the Company).

General

The Plan is a defined contribution plan covering all employees not covered by a collective bargaining agreement of The Shaw Group Inc. who are age 21 or older. The entry date of the Plan is the employee’s date of hire, and the employee is eligible to participate once he has completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2004, certain hourly employees of the Company became participants in a separate plan and are no longer participants in The Shaw Group Inc. 401(k) Plan. Plan assets of approximately $3.3 million were transferred to this new plan, The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees.

During 2002, the Company acquired substantially all of the assets of the IT Group, Inc. and its subsidiaries. During the year ended December 31, 2004, the Plan received rollover contributions for employees in the IT Corporation Retirement Savings Plan that was terminated, which accounts for substantially all of the Rollovers included in the accompanying Statement of Changes in Net Assets Available for Benefits.

Contributions

Participants may elect to contribute up to 50% of their pretax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans, subject to approval by the Company.

The Company provides a matching contribution on behalf of each participant, who has completed one year of service, equal to 50% of the participant’s compensation deferral not to exceed 6% of the participant’s compensation. In addition, the Company may elect to make discretionary contributions. No discretionary contributions were made during the years ended December 31, 2004 and 2003.

Contributions are required to meet certain limitations, as prescribed by the Internal Revenue Code (the Code). Excess contributions will be refunded so that the Plan complies with the regulations of the Code.

Forfeitures

Forfeitures of terminated participants’ nonvested account balances are used to reduce employer contributions. Forfeited nonvested balances at December 31, 2004 totaled $255,314. In 2004 and 2003, employer contributions were reduced by forfeitures of $538,134 and $428,323, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts, plus actual earnings thereon, is based on years of active service. After one year of service as defined by the Plan, the participant becomes 20% vested in the Company’s contributions and vesting increases 20% for each year of active service thereafter. A participant is 100% vested after five years of service.

Loans to Participants

Loans to participants are permitted under the plan, subject to the provisions of ERISA. Loans are limited to 50% of a participant’s vested account balance in the Plan, not to exceed $50,000. Participant loans for less than $1,000 are not permitted. Loans are secured by the participant’s account balance and bear interest at varying rates.

Payments of Benefits

Upon termination of service, a participant with a vested balance greater than $5,000 may elect to receive either a lump-sum amount or an annuity equal to the value of the participant’s account. Those participants with balances less than $5,000 receive lump-sum amounts. A participant may withdraw all or a portion of their account in the event of financial hardship, as defined by the Plan.

Transfers to/from the Plan

In conjunction with the Company’s business acquisition and divestiture activities, plan assets have been transferred into and out of the Plan, respectively. When an acquired company’s plan is terminated, those participants are given the option to roll over their accounts into the Plan. Such rollovers are included in Rollover Contributions in the accompanying Statement of Changes in Net Assets Available for Benefits. Mergers of acquired company plans, plan assets transferred out of the Plan due to divestitures, and plan assets transferred into and out of the Plan from and to other Company sponsored qualified plans as a result of employee status changes are included in Transfers in the accompanying Statement of Changes in Net Assets Available for Benefits.

Note 2 - Summary of Significant Accounting Policies -

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

Administrative Expenses

The Company, at its sole discretion, may pay the administrative expenses (i.e., trustee fees, fund fees, loan fees, and recordkeeping fees) of the Plan. If such expenses are not paid by the plan sponsor, they are paid out of plan assets. Certain administrative expenses of the Plan were paid by the Company for the years ended December 31, 2004 and 2003.

Investments

Participants can direct all employee and employer contributions to be invested in the various common collective trust funds, mutual funds, or in the common stock of The Shaw Group Inc.

The common collective trust funds are valued based on the daily net asset value for each fund, as determined by the issuer of the fund. The mutual funds are valued at quoted market prices. The common stock of The Shaw Group Inc. is valued at its market price as quoted on the New York Stock Exchange. Loans to participants are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan provides for various investment options in any combination of common collective trust funds, mutual funds and common stock of the Company. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of the funds/investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Reclassifications

Certain reclassifications have been made to the 2003 amounts to conform to the 2004 financial statement presentation.

Note 3 - Plan Termination -

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 4 - Investments -

The following table presents participant-directed investments that represent 5% or more of the Plan’s net assets:

	2004	2003
AMVESCAP National Trust Company (AMVESCAP)
Common Collective Trust Funds:
Stable Value Trust	$58,742,058	$32,557,249
500 Index Trust	15,228,446	7,422,549
International Equity Trust	9,353,459	5,272,437

Mutual Funds:
AIM Dynamics Fund	17,822,997	15,818,293
Putnam Voyager	—	16,342,702
American Funds Growth Fund of America	18,887,969	—
AIM Basic Value	18,549,719	12,269,090
MFS Total Return	15,016,859	8,921,916
Brandywine	14,483,943	6,689,615
American Funds AMCAP	17,803,615	—
AIM Blue Chip	—	16,077,148
PIMCO Total Return	11,033,122	7,754,124

Common Stock:
The Shaw Group Inc.	19,808,781	12,501,646

Note 5 - Income Tax Status -

The Company has applied for a determination letter from the Internal Revenue Service stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (IRC). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC. Therefore no provision for income taxes has been included in these financials statements.

Note 6 - Party-in-Interest Transactions -

Certain plan investments are held in a trust fund managed by AMVESCAP. Since AMVESCAP National Trust Company is the Plan trustee, these transactions qualify as party-in-interest transactions. The Plan permits participants to make loans from the Plan. The Plan also invests in the common stock of The Shaw Group Inc. These transactions also qualify as party-in-interest transactions.

Note 7 - Non-Exempt Transactions -

Due to an oversight, the Company did not properly withhold and remit certain employee contributions. During 2004, the Company remitted $21,927 of employee deferrals and company matching contributions to the Plan’s trustee as soon as the oversight was discovered.

Note 8 - Reconciliation of Financial Statements to Schedule H of Form 5500 -

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 at December 31, 2004:

Net assets available for benefits per the financial statements	$281,643,520

Amounts allocated to withdrawing participants	(65,359)

Net assets available for benefits per Schedule H to the Form 5500	$281,578,161

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004 to Schedule H of Form 5500:

Benefits paid to participants per financial statements	$20,265,628

Add: Amounts allocated to withdrawing participants at December 31, 2004	65,359

Benefits paid to participants per Schedule H of Form 5500	$20,330,987

Amounts allocated to withdrawing participants are recorded on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004 but not yet paid as of that date.

SUPPLEMENTAL SCHEDULES

THE SHAW GROUP INC. 401(K) PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 72-1106167    PN: 001
DECEMBER 31, 2004

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
or Similar Party	Collateral, Par or Maturity Value	Cost(1)	Value
*AMVESCAP National Trust Company Common Collective Trust Funds:
International Equity Trust	363,523.4570 Units		$9,353,459
500 Index Trust	490,765.2683 Units		15,228,446
Stable Value Trust	58,742,057.9081 Units		58,742,058

			83,323,963

Mutual Funds:
AIM Dynamics Fund	1,080,181.6127 Units		17,822,997
Janus Mid Cap Value	590,718.4212 Units		13,048,970
Brandywine	532,889.7224 Units		14,483,943
American Funds Growth Fund of America	696,973.0278 Units		18,887,969
AIM Small Cap Growth	76,390.1451 Units		2,097,673
AIM Basic Value	572,169.0043 Units		18,549,719
PIMCO Total Return	1,034,032.0638 Units		11,033,122
American Funds AMCAP	979,835.7149 Units		17,803,615
MFS Total Return	938,553.6984 Units		15,016,859
Royce Low Priced Stock	631,841.9132 Units		9,686,137
Dodge & Cox Income	143,417.9916 Units		1,841,487
Loomis Sayles High Income	164,247.5095 Units		1,218,717
PIMCO High Yield Fund	583,440.6621 Units		5,816,903
Dodge & Cox Common Stock	50,730.0272 Units		6,606,064
MFS Value Fund	104,188.4341 Units		2,410,920
Dreyfus Premier New Leaders	16,551.8863 Units		735,235
Baron Growth	127,171.1777 Units		5,706,171
Artisan International	88,127.8570 Units		1,951,151
American Century Real Estate	152,415.8641 Units		3,776,865
American Century Conservative	52,757.6908 Units		294,915
American Century Moderate	45,338.9422 Units		306,945
American Century Aggressive	97,087.6867 Units		748,546
Long Leaf Partners Fund	31,982.4459 Units		1,001,690

			170,846,613

*Common Stock:
The Shaw Group Inc	1,075,786 Shares		19,808,781

*Loans to Participants	Maturities to December 2014, at interest Rates Ranging from 5.0% to 11.5%		5,414,473

			$279,393,830

*	Indicates party-in-interest to the Plan.

(1)	Not required as investments are participant directed.

See accompanying report of independent registered public accounting firm.

THE SHAW GROUP INC. 401(K) PLAN

SCHEDULE OF NON-EXEMPT TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

Identity of			Purchase
Party Involved	Relationship to Plan	Description of Transaction	Price
The Shaw Group Inc	Plan Sponsor	Failure to withhold salary deferrals and match required by the Department of Labor	$21,927

See accompanying report of independent registered public accounting firm.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of The Shaw Group Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2005	THE SHAW GROUP INC. 401(k) PLAN THE SHAW GROUP INC., PLAN ADMINISTRATOR
	By:	/s/ Gary P. Graphia
		Name:	Gary P. Graphia
		Title:	Secretary and General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm